KWESST provides corporate update following Nasdaq listing

and completion of financing

  2023 order flow ramp-up and trajectory
  Strategic new joint venture with Thales
  First Laser Defence order received from NATO country
  First PhantomTM delivered to General Dynamics Land Systems
  Non-lethal products to be showcased at upcoming SHOT Show

December 12, 2022 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW, TSXV: KWE) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, today provided a corporate update following successful closing of its Nasdaq listing and $14.1 million financing, as announced December 7th and December 9th, 2022 respectively.  All amounts in USD.

David Luxton, Executive Chairman at KWESST, commented, "With our successful IPO and listing on Nasdaq we have added many new shareholders, so we felt it appropriate to provide a general corporate update and outlook as we head into the holiday season and an exciting new year ahead.  The Company's strong cash position and expected order flow should enable us to execute on a substantial growth plan well into the future."

Progress in the business

"Since inception, the Company has invested in strategic technologies and relationships with customers and go-to-market partners; this is tracking to plan as we head into a watershed year," added Luxton.  "We expect key opportunities developed over the past 18 months to move through in 2023, some of them in conjunction with important new partnerships, including with Thales Canada."

Order flow ramp-up

Digitization - Ground Search And Rescue (GSAR)

 In Q4 of FY 2022, KWESST was awarded its first digitization contract for the public safety market.  The initial contract, for $500,000 before a $56,000 in-kind contribution, is to develop and implement, in conjunction with our project partner Counter Crisis-Technology Inc. ("CC-T"), a national Ground Search and Rescue Incident Command System (GSAR ICS) for Public Safety Canada  Under the contract, KWESST and CC-T are creating a Search And Rescue (SAR) planning, operations management and situational awareness system that incorporates a SAR plug-in application for the TAK Team Awareness Kit (TAK).  TAK, developed by the U.S. military, is increasingly the preferred software system throughout NATO for enabling real-time shared situational awareness. "We believe this project represents the type of opportunities available to us," said Rick Bowes, Vice-President of Digitization and Tactical Services at KWESST.  "After-action and media reports on critical incidents, including mass shootings, consistently report that the number one problem is a lack of real-time situational awareness communication among responders. This is exactly what our Digitization and TAK integration provides to close that gap.  Whether its responders or soldiers, when they all have the same information on their smart device in real time the result is a safer and more effective operation, whatever the mission."  KWESST advertises its digital solution for the public safety market as its Critical Incident Management System (CIMS) (https://kwesst.com/critical-incident-management-cims/).

Expanded digitization work with General Dynamics Mission Systems - Canada (GDMS-C).

 KWESST has continued to receive orders for future military digitization development from GDMS-C) during the current quarter and expects this to be ongoing as the productive collaboration between the two companies on future soldier systems continues to grow. In the spring of 2022, the companies showcased a first concept of a future soldier system at CANSEC, the premier Canadian defense show in Ottawa.  A next phase in the evolution of these future soldier systems will be showcased at CANSEC 2023, Ottawa, May 31st - June 1st.  Though each individual order from GDMS-C is modest in dollar size (varying from USD$100,000 to USD$300,000), the cumulative value over time is expected to grow, not to mention the strategic value of GDMS-C as an industry partner.

New joint digitization venture with Thales and Modis

KWESST has entered into a joint venture with Thales Canada Inc. ("Thales") and Modis Canada Inc. ("Modis"), both major defence contractors, for a multi-million dollar and multi-year Canadian defence contract opportunity for specialized software development and integration solutions for the Canadian Army.  As a contractual joint venture, the three companies will combine their respective expertise in the Canadian and international defence Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance (C4ISR) domain. The Company stated that beyond the dollar amounts involved and the multi-year visibility on revenue, this would embed KWESST as a key player in the digital defence ecosystem, positioning it for many additional opportunities.  In conjunction, KWESST is expediting accelerating an upgrade of its facilities and key personnel to Top Secret clearance level to qualify for the joint venture opportunity.  The results should be known in the first calendar quarter of 2023.

 Qualification under DND Supply Arrangement and co-venture with Persistent Systems

Subsequent to KWESST's press release of May 24th, 2022 announcing its Authorized Integrator designation by Persistent Systems LLC ("Persistent") of New York, NY, KWESST qualified in the current quarter as a supplier to the Canadian Department of National Defence (DND) under the "Miscellaneous Communications Equipment" Supply Arrangement.  Under this contracting vehicle, KWESST and Persistent will now combine their respective products and services to offer integrated tactical communications, networking, and software systems integration solutions to various customers in DND. Through this Supply Arrangement, DND can procure a variety of equipment and support services from KWESST in support of C4ISR .  The term of the Supply Arrangement runs to March 31, 2027.

"This Supply Arrangement is a key procurement contracting vehicle for C4ISR capability for DND as it moves down the road in implementing the Canadian Armed Forces ("CAF") Digital Campaign Plan," added Bowes.  "KWESST's qualification under this Supply Arrangement and our Authorized Integrator designation with Persistent Systems therefore positions us strategically for future contracts."

"These kind of partnerships with key defense contractors validate the value of our technologies and capabilities," said Luxton.  "And, the take-up by these large companies confirms our go-to-market strategy of working with major players to pull us through to their programs around the world."

First order received from NATO country for Battlefield Laser Detection System (BLDS)

In the current quarter KWESST also received a first order from an overseas NATO country for its BLDS laser detection system.  "This first order, long-anticipated and now received, reflects demand for a solution against an electronic threat on the modern battlefield: lasers that paint an invisible electronic bullseye on soldiers and their assets, and lasers that have been weaponized to blind personnel on the battlefield," said David Luxton."  This order is for Special Forces who will be battle-testing the system in operational conditions, with expected  follow-on requirements.

The global electronic warfare market size is projected to reach USD$33.5 billion by 2028, a 5.24% CAGR from 2021, according to Fortune Business Insights.

Non-lethal products

 The Company's long-anticipated PARA OPS products will be launched at the 2023 SHOT Show in Las Vegas, NV January 17-20.  There will be live-firing demonstrations and meetings with trade representatives from the tactical industry across the U.S. and around the world.  The Company expects to begin taking first orders at this annual trade-only event, the largest of its kind in the world.

 The new PARA OPS five-shot device will be showcased at the SHOT Show, along with a PARA OPS shotgun. Like all PARA OPS firing devices they are designed to fire only PARA OPS cartridges, which prevents accidental or deliberate attempts to fire live, lethal ammunition.  "We are excited that PARA OPS has already attracted the interest of brand-name firearms manufacturers who understand the place and the value of a product like this in the global non-lethal marketplace;" said Jim Drager, head of the Company's PARA OPS program. The PARA OPS shotgun was developed by a well-known partner firearms manufacturer.

 The Company's non-lethal ARWEN 37mm launcher will also be on view at the SHOT Show.  KWESST acquired ARWN in December 2021 for its market and technology synergies with PARA OPS and has grown ARWEN revenues year-over-year by almost 100% and expects a strong continued growth trajectory.

The global non-lethal weapons market was approximately USD$7.4 billion in 2020 and is projected to reach USD$12.5 billion in 2028 (a 7.4% compound annual growth rate) according to Allied Market Research: Non-Lethal Market (May 2021).

Conclusion

"From all the above activity we have every reason to expect 2023 to be a banner year for KWESST as it hits its stride in getting products to market," said Luxton.  "There are so many ways to win, and we are excited to now cross from technology development to revenue ramp-up with products in the marketplace.  As a management team, we've been here before in previous ventures where we transitioned from nascent products to hundreds of millions in sales in a few short years.  We therefore have reason to  be confident in our playbook and ability to execute."

The Company added that one key feature of its plan is to ensure a recurring base of Digitization business in the near-term, with multi-year visibility on revenue into out-years by the end of 2023 and a strong embedded position in the digitization ecosystem.

Globally, the public safety and security market was $435 billion in 2021 and is expected to reach $868 billion by 2028, growing at a CAGR of 10.4%, according to Fortune Business Insights.

For more information, please visit https://kwesst.com/

Contact: Steve Archambault, CFO, archambault@kwesst.com or (613) 317-3941
 Jason Frame, Investor Relations: frame@kwesst.com

About KWESST

KWESST develops and commercializes breakthrough next-generation tactical systems that meet the requirements of security forces and personal defense for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings include its unique non-lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include counter-measures against threats such as electronic detection, lasers and drones. These include the PhantomTM electronic battlefield decoy system to mask the electromagnetic signature of friendly forces with decoy signatures at false locations to deceive and confuse adversaries; a Battlefield Laser Detection System to counter the growing threat of weaponized lasers against personnel; and, GhostNetTM, a developmental technology for neutralizing small hostile drones without collateral damage.  These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE. The common shares of KWESST trade on Nasdaq and the TSXV under the symbol KWE.

Forward-Looking Information and Statements

This press release contains "forward-looking information" within the meaning of Canadian Securities laws, which may include, but are not limited to: the closing of the Canadian and US Financing; and KWESST's business, production and products. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such information and statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such information and statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: the failure to complete the Canadian and US Financing; the failure to obtain TSXV approval; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the ability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Securities Administrators; and many other factors beyond the control of KWESST.

Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information or statement can be guaranteed. Except as required by applicable securities laws, forward-looking information and statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange, nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the release.